FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 24, 2005

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:      No:

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:      No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A.

Enclosure:

Press Release, dated May 24, 2005, re. ILOG  S.A– Disclosure of trading in own shares

Communication

Paris, May 24 2005

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 17,960,257 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares from May 17th to May 23rd, 2005

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
May 17, 2005	1,230	9.63	11,844.90
May 18, 2005	2,417	9.60	23,203.20
May 19, 2005	3,240	9.96	32,270.40
May 20, 2005	28,113	10.00	281,130.00
May 23, 2005	21,600	9.81	211,896.00
Total	56,600	9.80	560,344.50

 (1) including shares purchased through derivative financial instrument

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2005

ILOG S.A.

By:

/s/ Jerome Arnaud

---------------------------------

Jerome Arnaud

Chief Financial Officer